

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 6, 2015

Via E-mail
Stephen R. Brunner
President, Chief Executive Officer and Chief Operating Officer
Sanchez Production Partners LLC
1000 Main Street, Suite 3000
Houston, TX 77002

    Re: **Sanchez Production Partners LLC (f/k/a Constellation Energy Partners LLC)**
Amendment No. 3 to Schedule 13E-3 Filed December 30, 2014
File No. 005-82227
Amendment No. 5 to Registration Statement on Form S-4
Filed December 30, 2014
File No. 333-198440

Dear Mr. Brunner:

We have limited our review of your amended filings to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filings and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments.

The Partnership Agreement, page 64

Applicable Law; Forum, Venue and Jurisdiction, page 66

1.   We note your response to prior comment 3 regarding your fee-shifting provision, including with respect to the following items: (1) the parties who may be responsible for paying fees, costs and expenses, and (2) the parties who may be allowed to recover their fees and expenses. Please clarify the following:

- the parties who may be responsible for paying fees, costs and expenses, including who would be deemed to be "any agent of the foregoing or otherwise" as referenced on page 66, and

Stephen R. Brunner
Sanchez Production Partners LLC
January 6, 2015
Page 2

- the parties who may be allowed to recover their fees and expenses, including who could be deemed to be your "affiliate" in this context.

Alternatively, if you are not able to explain or define these terms further, disclose whether you intend to apply/interpret each of these terms broadly in order to apply the fee-shifting provision broadly.

In addition, we note that your disclosure on page 66 regarding the parties who may be responsible for paying fees, costs and expenses under the fee-shifting provision does not appear to be consistent with your risk factor disclosure on pages 22 and 23 under the headings "Our partnership agreement will restrict the remedies available to holders of our common units…" and "Our partnership agreement includes exclusive forum, venue and jurisdiction provisions and limitations regarding claims, suits, actions or proceedings," respectively. In that regard, your disclosure on page 66 identifies specific parties -- "any limited partner, our general partner or any person holding any beneficial interest in Sanchez LP (whether through a broker, dealer, bank, trust company or clearing corporation or any agent of any of the foregoing or otherwise)" -- who may be obligated to reimburse expenses, but your risk factor disclosure only references claims by "any person." Please revise your disclosure to use precise and consistent language throughout.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Act of 1933 and the Exchange Act of 1934 and all applicable Securities Act and Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Please contact Parhaum J. Hamidi, Staff Attorney, at (202) 551-3421 or Laura Nicholson, Senior Counsel, at (202) 551-3584 with any questions. You may also contact Lisa Kohl, Staff Attorney, Office of Mergers and Acquisitions, at (202) 551-3252 or David Orlic, Special Counsel, Office of Mergers and Acquisitions, at (202) 551-3503.

Sincerely,

/s/H. Roger Schwall

H. Roger Schwall
Assistant Director